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                             January 23, 2023

       Kyle Derham
       Chief Executive Officer
       Rice Acquisition Corp. II
       102 East Main Street, Second Story
       Carnegie, Pennsylvania 15106

                                                        Re: Rice Acquisition
Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed December 23,
2022
                                                            File No. 333-268975

       Dear Kyle Derham:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Registration Statement on Form S-4
       Selected Definitions, page iv

   1.                                                   Please consider
expanding your definitions also to clarify that (i) RAC II also refers to
                                                        Rice Acquisition Corp.
II or RONI, (ii) RONI Holdings also refers to RONI Opco, and
                                                        (iii) following the
domestication and merger, RONI Holdings or RONI Opco will be renamed NET Power
Operations LLC or NET Power Holdings LLC, as the case may be.
                                                        Further, please clarify
whether Opco is being referred to as RONI Opco prior to the
                                                        business combination or
as to NET Power LLC after the business combination.
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 2 23, 2023 Page 2
FirstName LastName
Questions and Answers for Shareholders of RONI
What equity stake will current RONI shareholders and current equityholders of NET Power hold...of the Business Combination, page xvi

2. Refer to footnote (3) to the table. Please expand your disclosure to define what you mean by "gross proceeds raised in connection with the Business Combination." Please specifically address whether gross proceeds includes PIPE Financing, Interim Financing and /or Release of investments held in Trust Account.

3. Refer to the third paragraph on page xvii. Please explain the scenario if (i) all such warrants are issued on a cashless basis and the related impact of the number of Class A common shares that would be issued and (ii) the public warrants were redeemed for $0.01 per warrant. Disclose how these two situations would impact the above table calculations assuming exercise of the 8,625,000 public warrants and 10,900,000 private placement warrants. Further, discuss the extent to which you expect these two situations of either cashless exercise or cash redemption to most likely to occur for pro forma financial statement purposes.

Do I have redemption rights?, page xxi

4. We note certain shareholders have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for this agreement.
Summary of the Proxy Statement/Prospectus, page 1

5.       Please provide an organizational chart outlining your post-business combination
         corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement. Please include the security and percentage of voting interests that each entity/group of shareholders will have in each entity following the business combination.
6. Please revise this section to describe the expected uses of funds in connection with the business combination.
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 3 23, 2023 Page 3
FirstName LastName
Expected Accounting Treatment
The Business Combination, page 17

7. We note you will account for the business combination under ASC 810, with NET Power being considered a variable interest entity ("VIE") and RONI being the primary beneficiary whereby RONI will be treated as the accounting acquiror and NET Power as being the acquired company. Please tell us in detail the reasons why the transaction is not considered to be one of a recapitalization of RONI and akin to a reverse merger under
         ASC 805, given that NET Power's shareholders will have the majority interest in the combined company via their receipt of Class B common stock, that NET Power's current management will remain in place and be the current management of the combined company, NET Power will have designated controlling board member interests of the combined company, and that the continuing operations of the combined company will be that of NET Power. Please specifically provide us with a comprehensive analysis of how and when you determined that NET Power is a VIE and how you determined that you are the primary beneficiary under ASC 810. Also, tell us and disclose whether there are any common control interests held between RONI, the Initial Shareholders, NET Power, or the
         Existing NET Power Holders prior to the business combination. Please also include your proposed accounting treatment in the introductory pages to the Unaudited Pro Forma
         Financial Statements beginning on page 161, notwithstanding the paragraph discussion in
         Note 3 on page 169.
Risk Factors, page 27

8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
9. You state that you have experienced inflationary pressures. If material, revise to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also include a discussion of actions planned or taken, if any, to mitigate inflationary pressures.
10. Please tell us whether the sponsor will receive additional securities pursuant to an anti-
         dilution adjustment based on the company's additional financing activities. If so, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 4 23, 2023 Page 4
FirstName LastName
11. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
Background of the Business Combination, page 95

12. We note your disclosure that Rice Acquisition Corp. had entered into a non-
         disclosure agreement with NET Power while Mr. Brown was serving as its Chief
         Executive Officer. Please revise to discuss in greater detail the timing of the non-
         disclosure agreement and discussions with NET Power. Clearly disclose when discussions started and ceased. Furthermore, state whether or not discussions related to a business combination with RONI, or another blank check company, and NET Power occurred during this time period.
Unaudited Pro Forma Condensed Combined Financial Information, page 161

13. Please include a descriptive columnar heading of Transaction Accounting Adjustments on the face of the pro forma balance sheet and pro forma statements of operations pertaining to the pro forma adjustments for Business Combination and PIPE Financing. Refer to
         Rule 11-02(a)(6)(i) of Regulation S-X.
14. Refer to the last sentence on page 161. Please expand to discuss when you expect the review in process to be concluded and if you expect or anticipate the accounting policies will differ post-transaction and be materially different from the pro forma results currently presented. If so, describe the accounting policies that may differ and the dollar impact or range thereof of such difference.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

15. Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 5 23, 2023 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined Statements of Operations, page 163

16. Please expand the historical column for NET Power for the year ended December 31,
         2021 and the nine months ended September 30, 2022 to disclose the net loss per unit and weighted average units outstanding as shown in the historical statements of operations on pages F-64 and F-45, respectively. Please include an additional table in both footnotes (5)
         and (6) disclosing the share ownership of the various holders of the combined company, giving effect also to the potential exercise of any warrants, similar to the table at top of page xvii, and all other potentially dilutive securities and the estimated impact on net loss per share for each period.

Note 1. Description of the Business Combination, page 165

17. Refer to the introductory paragraph and related table on page 165 and reconcile the line item descriptions and number of shares to the table shown on page xvi. Further, we note your disclosure that the table on page 165 excludes to the effect of 986,775 of RONI
         Sponsor's RONI Interests, which is subject to forfeiture, whereas the table on page xvi includes such shares. Please ensure consistency of the tables with the use of including or excluding shares subject to forfeiture and your reasons thereof. Also, provide an explanation of the 50,000 shares shown as Other on page 165 and explain why it is not reflected elsewhere in the forepart tables. Similarly, reconcile the table at the top of page
         166 with the maximum redemption column shown in the table on page xvi.

18. Refer to the first full paragraph on page 166. Please reconcile the disclosure of Class A
         Common Stock of RONI and related disclosures of its warrants and units being listed on the NYSE with that of RONI's Class A Ordinary Shares, warrants and units as shown in the forepart of the filing. Please ensure consistency.


Note 2. Basis of Pro Forma Presentation, page 167

19. Refer to the first and third paragraph under this note. Please revise to clarify that your unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, SEC Release
         No. 33-10786    Amendments to Financial Disclosures about Acquired and
Disposed
         Businesses.    Release No. 33-10786 provides pro forma adjustment
criteria with
         requirements to depict the accounting for the transaction ( Transaction Accounting
         Adjustments   ) and present the reasonably estimable synergies and
other transaction
         effects that have occurred or reasonably expected to occur (
Management   s
         Adjustments   ). In this regard we note your use of the language,
directly attributable to the
         business combination, here and on pages 169, 171 and 172, where such language has been amended under the SEC Release. Further, we do note your disclosure in the last
 Kyle Derham
Rice Acquisition Corp. II
January 23, 2023
Page 6
         paragraph on page 167 that the pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, etc., and as such, consider also stating you have elected not to present any Management's Adjustments.

20. Refer to your discussion at the top of page 168 for the Assuming Maximum Redemption scenario of where the Rice family owns 1,010,000 Class A shares which are assumed to not be redeemed. We note the 1,010,000 shares are also shown in the table at the top of page 166. Given that these same shares have been assumed to be redeemed in the maximum redemption scenario in the tables on pages xvi and xvii, please revise to ensure consistency, and further provide a discussion here and in the filing of why it is assumed the Rice family will not redeem the 1,010,000 Class A shares.

Note 3. Accounting for the Business Combination, page 168

21. Subject to our further understanding as to your use of ASC 810 in accounting for the business combination, please revise the second paragraph to clarify that you are presenting a preliminary purchase price allocation of the acquisition of NET Power for common stock consideration. Also, revise the format to conform to the presentation in ASC 805-
         10-55-41, with a section of the fair value of the total consideration transferred, and reflecting table to present the amount of goodwill as the excess of purchase price over the net assets acquired. Please revise or advise.

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2022., page 169

22. Refer to pro forma adjustments (i) and (l) as it pertains to the noncontrolling interests of
       RONI Opco. Please include a table reconciling the total RONI Opco Class A Units and
       Class B Units, and related percentages, held by the respective unitholder groups, such as
FirstName LastNameKyle Derham
       the Initial Stockholders, Existing NET Power Holders and NET Power, Inc., assuming the
Comapany    NameRice
       scenarios  of no Acquisition
                        redemptionsCorp.  II
                                     and maximum    redemptions as of September
30, 2022.
January 23, 2023 Page 6
FirstName LastName
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 7 23, 2023 Page 7
FirstName LastName
5. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the
Year Ended December 31, 2021., page 171

23. In regards to footnote 5(b), please disclose how you calculated the incremental depreciation of Property, Plant and Equipment as well as Intangible Assets of $52.9 million. Please disclose the asset categories for both Property, Plant and Equipment and
         Intangible assets and tell us how you determined that the underlying assets for all categories have an estimated useful life of 10 years.
Comparative Share Information, page 175

24. Please consider moving the December 31, 2021 comparative share information on pages
         173 and 174 of the Unaudited Pro Forma Financial Statements and including such information instead under the section herein with your September 30, 2022 comparative share information on page 175. Also, as pro forma book value per share is only required for the most recent balance sheet date, please remove the book value per share data from your December 31, 2021 comparative share information.

25. Please revise the RONI Historical column to reflect the two class structure as shown in the historical December 31, 2021 and September 30, 2022 statements of operations. We note your paragraph discussion of why such is not presented, however, this would pertain to the pro forma combined columns, rather than the historical column. Please revise.

26. Refer to the book value per share as of September 30, 2022, and specifically to footnote
         (2) for the reasons of not presenting the NET Power historical book value per share.
         Please revise to present their historical book value per share data.

27. We note that your pro forma combined net income (loss) per share of Class A and B
         Common Stock     basic and diluted assuming no redemption and assuming
maximum
         redemption for the nine months ended September 30, 2022 does not agree with your pro forma combined net income (loss) per share information for the same period on page 164.
         Please advise or revise accordingly.
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 8 23, 2023 Page 8
FirstName LastName
Conflicts of Interest, page 181

28. Please revise to disclose how the board considered the conflicts of interest discussed in this section when negotiating and recommending the business combination. Please address the potential conflicts of interest and whether it impacted your search for an acquisition target.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Net
Power, LLC, page 222

29. We note your disclosure that supply chain issues could negatively impact your deployment schedules. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how you have been impacted.
Net Power's Executive Office and Director Compensation, page 232

30. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
Audited Financial Statements - NET Power, LLC
Report of Independent Registered Public Accounting Firm, page F-62

31.      Refer to the going concern paragraph and to the sentence that reads:
"These conditions,
         along with other matters as set forth in Note B, raise substantial doubt about the
         Company   s ability to continue as a going concern absent continued
capital infusions."
         With the added phrase of absent continued capital infusion, this appears to be conditional language in the auditors' conclusion in expressing a going concern. Refer to PCAOB AS
         2415, paragraph 13, footnote (5). Please have your auditors advise or revise this language to provide an affirmative statement as to the opinion they are expressing.

General

32. The discussion of the risks related to your Up-C structure, the Tax Receivable Agreement and the resulting redirection of cash flows to the pre-business combination owners should be enhanced and given more prominence in your prospectus. Please revise your prospectus cover page to disclose that the TRA confers significant economic benefits to the pre-business combination owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-business combination owners, your disclosure should quantify the range of payments associated with agreement. Additionally, revise to
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 9 23, 2023 Page 9
FirstName LastName
         disclose, if material, any conflicts of interest, economic differences or potential economic differences between the Class A common stock, Class B common stock and Opco Units and the risks that such differences pose to public stockholders.

33. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
34. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.
35. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemption and identify and material resulting risks.
36. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
37. We note that the underwriters of your IPO performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each underwriter of your IPO that are contingent on completion of the business combination.
38. Please identify whether any governmental approvals are necessary in connection with the business combination and if so, the status of such compliance or approval. Refer to Item
         3(i) of Form S-4.
39. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western
 Kyle Derham
Rice Acquisition Corp. II
January 23, 2023
Page 10
             China);
               experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
40. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
41.      We note your disclosure that the Domestication generally should qualify as a
         reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion
to use    should    rather
         than    will,    but counsel providing the opinion must explain why it
cannot give a    will
         opinion and describe the degree of uncertainty in the opinion. Refer to Sections III.B and
         C of Staff Legal Bulletin 19.
42. We note that the registration statement includes plant deployment scenario data from
       DeSolve. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration
FirstName LastNameKyle Derham
       statement, please file consents of such third parties pursuant to Rule 436 of the Securities
Comapany    NameRice
       Act as           Acquisition
              exhibits to            Corp. IIstatement or tell us why you
believe you are not
                           your registration
Januaryrequired
         23, 2023toPage
                    do so.
                        10
FirstName LastName
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
January 23,NameRice
            2023     Acquisition Corp. II
January
Page 11 23, 2023 Page 11
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing